Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 17, 2005

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE
Paris, November 17, 2005

NINE-MONTH 2005 RESULTS
Earnings per Share Up 17%
Strong Cash Generation
Backlog Up 90%

	Nine Months
IFRS (excludes IAS 32/39 in 2004)
Euros in Millions (except EPS and E/ADS)	2005	2004	Change

• Backlog at September 30	11,069	5,815	90.4%
• Revenues	3,992	3,827	4.3%
• Income from Operations	200.3	172.0	16.5%
• Net Income	91.9	88.2	4.2%
• Fully Diluted EPS (€)	1.00	0.85	17.2%
• Fully Diluted E/ADS ($)	1.20	1.03	17.2%

On November 16, 2005, the Board of Directors of Technip approved the unaudited third quarter and nine-month 2005 consolidated accounts prepared in accordance with IFRS.

Daniel Valot, Chairman and CEO, commented: “The strategic initiatives which Technip has implemented over the past few years have turned the Group into the world leader in oil and gas engineering and pushed its backlog beyond EUR 11 billion at September 30, 2005.

Technip’s operating income and earnings per share continue to outpace revenues. At the same time, our cash situation continues to improve. The Group, which raised debt to finance its 2001 acquisitions, returned to a net cash position during the third quarter of 2005.

Our full year 2005 revenue target, originally set at EUR 4.8 to 4.9 billion at the beginning of the year, then increased to EUR 5.2 billion last September, is being revised up again to about EUR 5.4 billion, due to our record order intake and, to a lesser extent, the strengthening dollar. On this higher revenue base, we confirm our target to improve the operating margin ratio for the full year 2005 above the 4.8% achieved in 2004.

Looking beyond 2005, the growth in Technip’s backlog should lead to very significant increases in the Group’s revenues and earnings in 2006 and 2007.”

I. OPERATIONAL HIGHLIGHTS

Order intake for the first nine months of 2005 was EUR 8,483 million, more than three times as high as the first nine months of 2004 (EUR 2,715 million). Listed below are the main contracts that came into force during the first nine months of 2005 along with their approximate values (Technip’s share) if publicly disclosed:

  a contract with Ras Laffan Liquefied Natural Gas Company Limited III (RasGas III) for two LNG(1) trains located at Ras Laffan in Qatar (USD 1,600 million),

  a contract with Saudi Basic Industries Corporation (SABIC) for a large-scale ethylene and propylene production plant at Yanbu, Saudi Arabia,

  two contracts with Canadian Natural Resources Ltd for a coker and a hydrogen unit related to the Horizon Oil Sands Project in Northern Alberta, Canada (combined value: EUR 700 million),

  a contract with PetroVietnam for a grass-root refinery at Dung Quat, Vietnam,

  a SURF(2) contract with Chevron for the development of the Agbami field, offshore Nigeria (USD 800 million),

  a contract with Qatar Petroleum, Chevron Phillips Chemical Company LLC, Qatar Petrochemical Company and Total Petrochemicals for an ethylene cracker located at Ras Laffan, Qatar,

  a contract with Yemen LNG Company for an LNG plant on the southern coast of Yemen (USD 667 million),

  an FPSO(3) contract with Total for the Akpo field development, offshore Nigeria (USD 540 million),

  a SURF contract with Petrobras for the Roncador field development, offshore Brazil (USD 350 million),

  a Spar contract with Chevron for the Tahiti field development in the Gulf of Mexico,

  two contracts with Murphy Oil, for a Spar and associated SURF package related to the Kikeh field development, offshore Sabah, Malaysia,

  a SURF contract with Petrobras for the development of the Campos Basin (PDET), offshore Brazil (USD 210 million),

  a contract with Norsk Hydro for tie-ins from Fram East field to Troll C and from Vilje to Alvheim on the Norwegian Continental Shelf (EUR 147 million),

  a contract with Hovensa for a new hydrotreating unit at the St. Croix refinery, US Virgin Islands, and a service contract with Saudi Aramco for a grass-root gas treatment plant at Khursaniyah, Saudi Arabia. The contract will later convert to a lump sum turn key contract.
____________________________
(1)	LNG: liquefied natural gas
(2)	SURF: subsea umbilicals, risers and flowlines
(3)	FPSO: floating production, storage and offloading unit

As of September 30, 2005, the backlog amounted at EUR 11,069 million, up 90.4% compared to EUR 5,815 million at September 30, 2004:

  the SURF backlog increased 48.2% from EUR 1,808 million at September 30, 2004 to EUR 2,679 million, mainly due to contracts won in West Africa (Agbami), South America (Roncador and PDET), the North Sea (Alvheim), and Asia-Pacific (Kikeh),

  the Offshore Facilities backlog was EUR 1,396 million, up by 66.4% compared to EUR 839 million one year ago, and was primarily related to deepwater projects in West Africa (Akpo), the Gulf of Mexico (Tahiti) and Asia-Pacific (Kikeh),

  the Onshore Downstream backlog rose 136.3% to EUR 6,871 million, up from EUR 2,908 million primarily due to projects won in the Middle East (RasGas III, Yemen LNG, SABIC and Ras Laffan Ethylene), North America (Horizon and Hovensa) and Asia-Pacific (Dung Quat),

  The Industries backlog was EUR 123 million.

Technip has also signed two contracts and a memorandum of understanding which are not included in the backlog at September 30, 2005:

  two contracts with Statoil for subsea services in the Norwegian part of the North Sea, and a memorandum of understanding with The Kuwait Olefins Company (DOW/PIC) for an ethylene plant at Shuaiba, Kuwait.

II. FINANCIALS

Third quarter and nine-month 2005 results are expressed according to IFRS and are compared to third quarter and nine-month 2004 numbers which have been restated according to IFRS (excluding IAS 32 and 39 which were applied as of January 1, 2005).

Nine Months 2005

A) Income Statement

Revenues for the first nine months of 2005 were EUR 3,991.9 million, up 4.3% compared to the first nine months of 2004:

  SURF revenues increased 25.4% year-on-year from EUR 1,073.3 million to EUR 1,345.5 million, mainly due to sustained activity in the North Sea and to the progress of deepwater contracts mainly in West Africa, Mediterranean basin and North America,

  Offshore Facilities revenues were EUR 750.0 million, slightly down by 3.7% compared to the same period one year ago (EUR 778.8 million) and were primarily related to deepwater projects in West Africa, Brazil and Asia-Pacific,

  Onshore Downstream revenues, at EUR 1,704.2 million, were slightly down by 4.4% compared to one year ago (EUR 1,781.8 million) and were generated primarily from projects in the Middle East, West Africa and Western Europe,

  Industry revenues were essentially unchanged at EUR 192.2 million (EUR 192.7 million during the first nine months of 2004).

Income from operations for the first nine months of 2005 of EUR 200.3 million was up 16.5% compared to EUR 172.0 million one year ago. The operating margin ratio rose from 4.5% to 5.0% . By business segment, the changes in operating margin ratios were as follows:

  The SURF margin ratio was 9.0% during the first nine months of 2005 thanks to the third quarter 2005 margin ratio rebound to 11.1%,

  The Offshore Facilities operating margin ratio was 2.6% during the first nine months. During the same period last year, it was 1.7% due the Group’s decision to change the profit recognition policy as of January 1, 2004,

  In Onshore Downstream, the operating margin ratio was 3.7% compared to 3.4% for the same period last year. The Group’s policy to recognize no profit during the initial execution phases of recently awarded contracts limited this margin improvement,

  Industries returned to profit during the period with an operating margin ratio of 1.8%. This margin would have been 3.1% without the operating losses incurred at its life sciences activity in the US. The Group decided to discontinue this US operation as of August 1, 2005.

Net financial charges increased from EUR 43.9 million to EUR 57.3 million. This was mainly due to:

•	the application as of January 1, 2005 of IAS 32 and 39 under IFRS which resulted in:

	–	a non-cash charge of EUR 12.5 million related to the IFRS “split accounting” treatment of the convertible bond, and

	–	a non-cash gain of EUR 0.2 million related to the mark-to-market of hedging instruments,

•	the interest expense on the Group’s Eurobond, issued in May 2004, which was EUR 22.2 million during the first nine months of 2005 compared to EUR 10.7 million during the same period in 2004, and

•	the higher interest income derived from the Group's improved net cash position.

Income tax for the first nine months of 2005 was EUR 47.2 million (compared to EUR 43.0 million one year ago), which represents a nominal tax rate of 32.8% .

Discontinued operations represented a charge of EUR 5.0 million related to the closure of the above-mentioned US activity.

Net income for the first nine months of 2005 was EUR 91.9 million compared to EUR 88.2 million during the same period one year ago.

Fully diluted EPS and E/ADS were each up 17.2% year-on-year, at EUR 1.00 and USD 1.20, respectively (from EUR 0.85 and USD 1.03, respectively). The convertible bond split accounting and financial charges are restated at the level of EPS and E/ADS.

Nine-month 2005 net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) amounted to EUR 78.4 million (not audited). The main restatement to reported IFRS net income involves different treatment of cash under IAS 32 and 39 compared to FAS 133 under US GAAP.

B) Cash Flow Statement

The Group’s cash position increased by EUR 500.0 million during the first nine months of 2005 due to operating cash flow of EUR 233.2 million and positive change in working capital of EUR 331.0 million. As a result, the Group recorded a net cash position of EUR 351.1 million, a strong improvement compared to the Group’s net debt position of EUR (166.7) million at December 31, 2004.

C) Balance Sheet

Shareholders’ equity increased by EUR 106.5 million during the first nine months of 2005 to EUR 1,958.1 million. EUR 32.4 million of this increase is related to the equity component of the convertible bond as applied under IAS 32 from January 1, 2005.

Third Quarter 2005

Quarterly revenues were EUR 1,459.7 million, a 12.0% increase compared to EUR 1,302.9 million during the same period one year ago. Revenue growth was concentrated in the SURF and Offshore Platform activities, which displayed a 32.0% and 23.5% year-on-year progression, respectively.

Income from operations for the third quarter of 2005 of EUR 83.9 million was up 21.2% compared to EUR 69.2 million. The operating margin improved from 5.3% to 5.8% .

Net financial charges were EUR 23.5 million. Included are non-cash charges of EUR 4.9 million and EUR 2.2 million related to IAS 32/39 split accounting and mark-to-market of hedging instruments, respectively.

Income tax for the third quarter of 2005 was EUR 19.4 million (versus EUR 16.9 million one year ago).

Net income for the third quarter of 2005 was EUR 36.9 million compared to EUR 33.6 million during the same period one year ago.

Fully diluted adjusted EPS and E/ADS were up 20.3% to EUR 0.40 and USD 0.48, respectively.

During the third quarter of 2005, operating cash flow was EUR 72.5 million. Change in working capital was EUR 384.2 million.

Cautionary note regarding forward-looking statements

This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; the timing and success of anticipated integration synergies; and the evolution, interpretation and uniform application and enforcement of International Financial Reporting Standards (IFRS), according to which we prepare our financial statements as from January 1, 2005.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 30, 2005, and as updated from time to time in our SEC filings. Should one of these known or unknown risks materialize, or should our underlying assumptions prove incorrect, our future results could be adversely affected, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looking information set forth in this release to reflect subsequent events or circumstances. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with IFRS, and certain elements would differ materially upon reconciliation to US GAAP.

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With a workforce of about 20,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and sub sea construction.

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Investor and Analyst Relations

G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com
Public Relations

Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Group website	www.technip.com

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Technip’s shares trade on the following exchanges:

ANNEX I (a)
CONSOLIDATED STATEMENT OF INCOME
IFRS
NOT AUDITED

Euros in Millions	Third Quarter		Nine Months

(except EPS, E/ADS and number of fully diluted	2005	2004*	2005	2004*
shares)

Revenues	1,459.7	1,302.9	3,991.9	3,826.6

Gross Margin	169.9	155.1	449.8	427.0

Research & Development Expenses	(5.8)	(6.5)	(19.6)	(22.2)
SG&A and Other Costs	(80.2)	(79.4)	(229.9)	(232.8)

Income from Operations	83.9	69.2	200.3	172.0

Financial Income (Expense)	(23.5)	(17.3)	(57.3)	(43.9)
Income of Equity Affiliates	0.9	0.1	0.8	0.7

Profit Before Tax	61.3	52.0	143.8	128.8

Income Tax	(19.4)	(16.9)	(47.2)	(43.0)
Discontinued Operations	(5.0)	(1.0)	(5.0)	5.2
Minority Interests	-	(0.5)	0.3	(2.8)

Net Income	36.9	33.6	91.9	88.2

Net Income	36.9	33.6	91.9	88.2
Split Accounting on Convertible Bond	4.9	-	12.5	-
Post-tax Convertible Bond Financial	3.7	4.6	10.2	10.5
Charges

Restated Net Income	45.5	38.2	114.6	98.7

Number of Fully Diluted Shares (1) at
Period End	114,958,932	116,066,064	114,958,932	116,066,064

Fully Diluted EPS (€)	0.40	0.33	1.00	0.85

Fully Diluted E/ADS ($) (2)	0.48	0.40	1.20	1.03

* Does not include IAS 32 and 39 which were applied as of January 1, 2005.

_____________________________
(1)	The number of fully diluted shares includes those that would be issued both if all outstanding convertible bonds were redeemed for new shares and if all stock option plans were exercised, excludes treasury shares and has been adjusted as of September 30, 2004 to take into account the 4-for-1 share split which occurred on May 13, 2005.

(2)	Earnings per American Depositary Share (E/ADS) are in U.S. dollars and are calculated based upon fully diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2058 as of September 30, 2005.

ANNEX I (b)
CONSOLIDATED STATEMENT OF CASH FLOWS
IFRS
NOT AUDITED

Euros in Millions	Nine Months

2005

Net Income	91.9
Depreciation of Property, Plants & Equipment	98.5
Provision for Redemption Premium on Convertible Bonds	11.1
Split Accounting of Convertible Bonds	12.5
Stock Option Charge	4.2
Long-Term Provisions (Employee Benefits)	(1.0)
Deferred Income Tax	17.2
Minority Interests and Other	(1.2)

Cash from Operations	233.2

Change in Working Capital	331.0

Net Cash Provided by (Used in) Operating Activities	564.2

Capital Expenditures	(87.1)
Other	0.1

Net Cash Provided by (Used in) Investment Activities	(87.0)

Increase (Decrease) in Debt	(17.8)
Capital Increase	25.4
Dividend Payment	(32.0)
Treasury Shares	(5.4)

Net Cash Provided by (Used in) Financing Activities	(29.8)

Foreign Exchange Translation Adjustment	52.6

Net Increase (Decrease) in Cash and Equivalents	500.0

Cash and Equivalents as of December 31, 2004	1,434.0
Cash and Equivalents as of September 30, 2005	1,934.0

(500.0)

ANNEX I (c)
CONSOLIDATED BALANCE SHEET
IFRS

	Sept 30,	Dec. 31,
Euros in Millions	2005	2004*
	(Not Audited)	(Audited)

Fixed Assets	3,264.5	3,232.5
Deferred Taxes	98.5	66.6

TOTAL NON-CURRENT ASSETS	3,363.0	3,299.1

Construction Contracts	565.5	400.6
Inventories, Customer & Other Receivables	966.3	1,283.9
Cash & Cash Equivalents	1,934.0	1,434.0

TOTAL CURRENT ASSETS	3,465.8	3,118.5

TOTAL ASSETS	6,828.8	6,417.6

Shareholders’ Equity (Parent Company)	1,958.1	1,851.6
Minority Interests	10.4	9.8

TOTAL SHAREHOLDERS’ EQUITY	1,968.5	1,861.4

Convertible Bond	642.4	670.9
Other Long-Term Debt	746.3	737.8
Long-Term Provisions	141.9	115.4
Deferred Taxes	116.5	115.5

TOTAL NON-CURRENT LIABILITIES	1,647.1	1,639.6

Short-Term Debt	194.2	192.0
Short-Term Provisions	111.1	121.4
Construction Contracts	1,244.7	915.6
Accounts Payables & Other Advances Received	1,663.2	1,687.6

TOTAL CURRENT LIABILITIES	3,213.2	2,916.6

TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	6,828.8	6,417.6

* Does not include IAS 32 and 39 which were applied as of January 1, 2005.

Changes in Shareholders’ Equity

Shareholders’ Equity at December 31, 2004	1,851.6
Net Income at September 30, 2005	91.9
Capital Increase for Employee Stock Option Plans	25.4
Equity Component of Convertible Bond (IAS 32)	32.4
Other Impacts of IAS 32 and 39	(46.8)
Dividend Payment	(32.0)
Translation Adjustments and Other	35.6
Shareholders’ Equity at September 30, 2005	1,958.1

ANNEX I (d)
TREASURY AND CURRENCY RATES
IFRS
NOT AUDITED

Euros in Millions	Treasury and Financial Debt

	Sept. 30, 2005	Dec. 31, 2004*

Marketable Securities	764	739

Cash	1,170	695

Cash & Cash Equivalents (A)	1,934	1,434

Short Term Debt	194	192

Long Term Debt	1,389	1,409

Gross Debt (B)	1,583	1,601

Net Financial Cash/(Debt) (A – B)	351	(167)

* Does not include IAS 32 and 39 which were applied as of January 1, 2005.

Euro vs. Foreign Currency Conversion Rates

	Statement of Income			Balance Sheet

	Sept 30,	Dec 31,	Sept 30,	Sept 30,	Dec 31,	Sept 30,
	2005	2004	2004	2005	2004	2004

USD	1.26	1.24	1.23	1.20	1.36	1.24

GBP	0.69	0.68	0.67	0.68	0.71	0.69

     ANNEX II (a)
REVENUES BY REGION
IFRS
NOT AUDITED

Euros in Millions	Third Quarter			Nine Months

	2005	2004	Change	2005	2004	Change

Europe, Russia, C. Asia	416	405	2.7%	1,085	915	18.6%

Africa	310	300	3.3%	997	927	7.6%

Middle East	268	287	-6.6%	782	964	-18.9%

Asia Pacific	179	114	57.0%	373	311	19.9%

Americas	287	197	45.7%	755	710	6.3%

Total	1,460	1,303	12.0%	3,992	3,827	4.3%

ANNEX II (b)
SUPPLEMENTAL INFORMATION BY BUSINESS SEGMENT
IFRS
NOT AUDITED

Euros in Millions	Q3 2005	Q3 2004	Change	9M 2005	9M 2004	Change

SURF

Revenues	471.9	357.5	32.0%	1,345.5	1,073.3	25.4%

Gross Margin	85.5	76.4	11.9%	218.0	195.9	11.3%

Income from Operations	52.4	43.6	20.2%	121.0	109.7	10.3%

Depreciation	26.4	22.9	15.3%	73.3	68.9	6.4%

OFFSHORE FACILITIES

Revenues	334.6	270.9	23.5%	750.0	778.8	-3.7%

Gross Margin	27.1	23.5	15.3%	68.9	60.5	13.9%

Income from Operations	9.7	8.2	18.3%	19.8	13.3	48.9%

Depreciation	3.5	4.1	-14.6%	10.4	11.7	-11.1%

ONSHORE DOWNSTREAM

Revenues	593.0	609.6	-2.7%	1,704.2	1,781.8	-4.4%

Gross Margin	50.5	50.8	-0.6%	142.7	154.9	-7.9%

Income from Operations	22.7	21.2	7.1%	63.0	60.5	4.1%

Depreciation	3.1	3.5	-11.4%	7.9	9.7	-18.6%

INDUSTRIES

Revenues	60.2	64.9	-7.2%	192.2	192.7	-0.3%

Gross Margin	6.6	4.3	53.5%	20.0	15.5	29.0%

Income from Operations	1.3	(2.5)	nm	3.5	(4.2)	nm

Depreciation	0.7	0.3	nm	1.7	1.1	nm

CORPORATE

Income from Operations	(2.2)	(1.3)	69.2%	(7.0)	(7.3)	-4.1%

Depreciation	1.7	1.6	6.2%	5.2	4.8	8.3%

nm = not meaningful

ANNEX II (c)
ORDER INTAKE & BACKLOG
NOT AUDITED

Euros in Millions	Order Intake by Business Segment

	Third Quarter			Nine Months

	2005	2004	Change	2005	2004	Change

SURF	1,192	307	288.3%	2,178	1,068	103.9%

Offshore Facilities	469	89	427.0%	1,203	621	93.7%

Onshore Downstream	2,614	320	716.9%	5,008	902	455.2%

Industries	41	30	36.7%	94	124	-24.2%

Total	4,316	746	478.6%	8,483	2,715	212.4%

	Backlog by Business Segment

	As of September 30

	2005	2004	Change

SURF	2,679	1,808	48.2%

Offshore Facilities	1,396	839	66.4%

Onshore Downstream	6,871	2,908	136.3%

Industries	123	260	-52.7%

Total	11,069	5,815	90.4%

	Backlog by Region

	As of September 30

	2005	2004	Change

Europe, Russia, C Asia	917	1,022	-10.3%

Africa	2,121	1,951	8.7%

Middle East	4,770	1,279	272.9%

Asia Pacific	1,112	593	87.5%

Americas	2,149	970	121.5%

Total	11,069	5,815	90.4%

	Estimated Backlog Scheduling at September 30, 2005

		Offshore	Onshore
	SURF	Facilities	Downstream	Industries	Group

2005 (4th Quarter)	515	282	550	52	1,399

2006	1,422	800	2,800	57	5,079

2007 and Beyond	742	314	3,521	14	4,591

Total	2,679	1,396	6,871	123	11,069

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: November 17, 2005
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control